Exhibit 99.1

July 3, 2017	TSX: GPR
For Immediate Release	NYSE MKT: GPL

NEWS RELEASE

GREAT PANTHER SILVER COMPLETES ACQUISITION OF CORICANCHA POLYMETALLIC MINE IN PERU

GREAT PANTHER SILVER LIMITED (TSX: GPR) (NYSE MKT: GPL) ("Great Panther" or the "Company") announces the closing of its previously announced acquisition of the Coricancha gold-silver-lead-zinc-copper underground mine and mill complex (the "CMC") from subsidiaries of Nyrstar N.V. ("Nyrstar").  The CMC is located in the central Andes of Peru, approximately 90 kilometres by paved highway east of the city of Lima.

The acquisition was completed effective June 30, 2017 as a share purchase whereby the Company’s wholly owned Peruvian subsidiary (“GP Peru”) acquired all of the shares of Nyrstar Coricancha S.A. (“Coricancha”) from subsidiaries of Nyrstar. Coricancha owns a 100% interest in the CMC. The acquisition was completed pursuant to the Amended Share Purchase Agreement announced on June 14, 2017, subsequently amended to address certain follow-on agreements (the “Final Share Purchase Agreement”). Under the terms of the Final Share Purchase Agreement, Great Panther will pay a purchase price to Nyrstar comprising US$0.1 million to be paid shortly following closing, and earn-out consideration of up to US$10.0 million. Under the earn-out, Nyrstar will be paid 15% of the free cash-flow generated by the CMC during the 5-year period after which the CMC is cumulative free cash-flow positive.

“The acquisition of Coricancha represents a major milestone for Great Panther Silver, and the culmination of our search for the right asset to build a foundation in Peru,” stated Robert Archer, President & CEO. “The project has excellent potential to be a new mine for the Company, and we are immediately ramping up our evaluation toward that goal.”

The CMC is a fully permitted polymetallic mine that includes an operational 600 tonne per day flotation and gold BIOX® bio-leach plant along with supporting mining infrastructure. The CMC has been on care and maintenance since August 2013. The CMC property comprises more than 3,700 hectares in the prolific Central Polymetallic Belt and production at the mine dates back to 1906. Gold-silver-lead-zinc-copper mineralization (approximately 80% gold-silver by value) occurs as massive sulphide veins that have been mined by cut and fill extraction methods.

Great Panther’s plans include further evaluations of the current mine and processing infrastructure, mine rehabilitation and development in preparation for underground drilling, environmental studies, and the initiation of a preliminary feasibility study (“PFS”).  Depending upon the outcome of the PFS, capital investments in support of restarting operations could commence in 2018.  The Company is currently working on an updated mineral resource estimate for the CMC, which is expected to be completed towards the end of the third quarter of 2017.

Nyrstar has agreed to be responsible for the cost of reclamation work, and any associated fines, that Coricancha will undertake at the CMC, related to certain legacy tailings facilities, subject to agreed maximum amounts. In addition, Nyrstar will maintain the existing CMC mine closure bond for three years.

The technical information contained in this news release has been reviewed and approved by Robert F. Brown, P. Eng., consultant to the Company, who is the Qualified Person (QP) for the CMC under the meaning of NI 43-101. Aspects relating to mining and metallurgy are overseen by Ali Soltani, Chief Operating Officer for Great Panther.

ABOUT GREAT PANTHER

Great Panther Silver Limited is a primary silver mining and exploration company listed on the Toronto Stock Exchange trading under the symbol GPR, and on the NYSE MKT under the symbol GPL. Great Panther's current activities are focused on the mining of precious metals from its two wholly-owned operating mines in Mexico: the Guanajuato Mine Complex, which includes the San Ignacio Mine; and the Topia Mine in Durango. With the completion of the acquisition of Coricancha in Peru, the Company’s activities will include efforts to return the CMC to production, and the pursuit of additional mining opportunities in the Americas.

Robert Archer

President & CEO

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws (together, "forward-looking statements").  Such forward-looking statements include but are not limited to statements regarding: the timing and results of the PFS, timing and cost to the Company of reactivating the CMC, anticipated processing and production rates that may be achieved at the CMC upon reactivation, the ultimate cost of reclaiming legacy tailings facilities, results of exploration and potential changes to the CMC resource base, the availability of adequate financing, and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different.  Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company's operations in a foreign jurisdiction, technical and operational difficulties that may be encountered with reactivation of the CMC, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, uncertainty in mineral resource estimation, physical risks inherent in mining and reclamation operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, permitting risks, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company's Annual Information Form for the year ended December 31, 2016 and Material Change Reports filed with the Canadian Securities Administrators available at www.sedar.com and reports on Form 40-F and Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov.  There is no assurance that such forward looking statements will prove accurate; results may vary materially from such forward-looking statements; and there is no assurance that the Company will be able to identify and acquire additional projects or that any projects acquired will be successfully developed.  Readers are cautioned not to place undue reliance on forward looking statements.  The Company has no intention to update forward looking statements except as required by law.

For more information, please contact:

Spiros Cacos

Director Investor Relations

Toll free:    1 888 355 1766

Tel:         +1 604 638 8955

scacos@greatpanther.com

www.greatpanther.com